Filed Pursuant to Rule 433

Registration Statement No. 333-258499

Pricing Term Sheet

June 4, 2024

Aptiv PLC	Aptiv Global Financing Limited

€750,000,000 4.250% Senior Notes due 2036

Pricing Supplement dated June 4, 2024 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated June 4, 2024 (the “Preliminary Prospectus Supplement”) of Aptiv PLC and Aptiv Global Financing Limited (the “Issuers”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuers:	Aptiv PLC and Aptiv Global Financing Limited

Guarantor:	Aptiv Corporation

Trade Date:	June 4, 2024

Settlement Date:

June 11, 2024 (T+5)

We expect that delivery of the notes will be made against payment therefor on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable) / BBB (stable) / BBB (stable)

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Title of Security:	4.250% Senior Notes due 2036

Principal Amount:	€750,000,000

Maturity:	June 11, 2036

Coupon:	4.250%

Issue Price:	99.723%

Interest Payment Date:	June 11 of each year, commencing on June 11, 2025

Yield to Maturity:	4.280%

Benchmark Bund:	DBR 0.0% due May 15, 2036

Spread to Benchmark Bund:	+166.8 basis points

Benchmark Bund Price and Yield:	73.50; 2.612%

Mid-Swap Yield:	2.780%

Spread to Mid-Swap Yield:	+150 basis points

Day Count Convention:	Actual/Actual (ICMA)

Redemption Provisions:

Prior to March 11, 2036 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuers may redeem the Notes, at their option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable on such Notes if the Notes had matured on the Par Call Date (not including any portion of such payments of interest accrued and unpaid to the date of redemption) discounted to the date of redemption on an annual basis (Actual/Actual ICMA) at the Comparable Government Bond Rate plus 25 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but not including, the redemption date. The Comparable Government Bond Rate will be calculated on the third Business Day next preceding the date fixed for redemption (the “Calculation Date”).

On or after the Par Call Date, the Issuers may redeem the Notes, at their option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities plc Barclays Bank PLC BNP Paribas

Senior Co-Managers:	Citigroup Global Markets Limited Merrill Lynch International Goldman Sachs & Co. LLC

Co-Managers:

Société Générale

SMBC Nikko Capital Markets Limited

TD Global Finance unlimited company

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

UniCredit Bank GmbH

Wells Fargo Securities International Limited

Standard Chartered Bank

CUSIP:	03837E AA0

ISIN:	XS2839195877

Common Code:	283919587

Offering Format:	SEC Registered

Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Target Market:	MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about June 11, 2024 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any Notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

The communication of this term sheet and any other document or materials relating to the issue of the Notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing, as applicable, (1) J.P. Morgan Securities plc at +44.20.7134.2468 (Non-US investors) or J.P. Morgan Securities LLC collect at +1.212.834.4533 (US investors), (2) Barclays Bank PLC at +1.888.603.5847 or (3) BNP Paribas at +1.800.854.5674.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.